United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: State Street Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

STATE STREET POLICIES IGNORE ITS CLIENTS’ FUNDAMENTAL

INTERESTS

Its choice to favor individual companies over all other considerations imperils its clients’ portfolios and the long-term viability of its asset management business.

WE URGE SHAREHOLDERS TO VOTE “FOR” ITEM 6 ON THE STATE STREET PROXY

The Shareholder Commons urges you to vote “FOR” Item 6, the shareholder proposal requesting that the Board of State Street Corporation (“State Street” or the “Company”) report on how its stewardship policies could be modified to protect its clients from conflicts of interest with the companies in which they invest.

State Street’s refusal to recognize these conflicts imperils the financial prospects of the ordinary savers who are its clients. These savers include Detroit fire fighters, Texas teachers, and all the working people depending upon State Street to ensure that they do not run out of money before they die. State Street’s neglect of these clients’ interests puts its own business model at risk, as some of its competitors appear to do a better job addressing these conflicts. This notice carefully examines and refutes the claims State Street makes in opposing the Proposal. By voting FOR the Proposal, you will be urging State Street to consider how it could better serve its clients and retain their business by improving its stewardship policies.

A.	State Street’s singular refusal to engage in system stewardship

1.	The conflict that State Street ignores: what is best for a company is not always best for its shareholders.

There is a basic conflict between the interests of State Street clients and the companies it holds on behalf of those clients: the companies naturally want to optimize their own profits, while most State Street clients need to optimize the return of diversified portfolios that include many companies. The conflict arises because there are times when a company can optimize its own profits with practices that damage social and environmental systems—what economists label “negative externalities.” These externalities can damage the entire economy, which in turn reduces the value of diversified investment portfolios. As a result, sometimes the decision that maximizes profits at a portfolio company is not the decision that is best for its mostly diversified shareholders (including most State Street clients). Hence the conflict: what is best for a portfolio company is not always best for the shareholders State Street represents.

2.	State Street’s stewardship policies are not designed to protect the interests of its diversified clients from individual companies damaging important systems

Despite this clear conflict, State Street ignores the reality that its clients’ portfolios are at risk if individual companies extract value from important social and environmental systems. By its own admission, it focuses all its social and environmental stewardship on increasing the value of individual companies and no effort on independently ensuring that these companies preserve the systems that support diversified portfolios.

For example, rather than addressing the broad negative impact of inequality, State Street’s efforts around diversity, equity, and inclusion only address the issue as it relates to a company’s own performance: according to the State Street website: “Research suggests that diversity can drive returns, and that companies that neglect this topic face risks to their reputation, productivity, and overall performance.1” The Company’s materials ignore the fact that increased inequality threatens diversified portfolios by directly reducing broad economic performance.2

_____________________________

1 https://www.ssga.com/library-content/pdfs/asset-stewardship/guidance-on-diversity-disclosures-practices.pdf

2 Federal Reserve Bank of San Francisco et al., The Economic Gains from Equity, ERWP 1.000-30.000 (2021) (gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019).

2

Similarly, State Street’s climate stewardship only requires that companies examine the impact of climate change on their own business models, rather than the impact those companies have on the broader economy and thus their clients’ portfolios. The website says, “we expect companies to take a position on whether climate change will impact [sic] their business.”3 Indeed, in its response to the Proposal, State Street is quite clear: “We have a track record of engaging with portfolio companies on topics we believe are valuable to their long-term performance, including relevant social and environmental topics.” This company-only lens ignores the threat climate change poses to overall portfolio return: if the economy does not align with the reductions the Paris Agreement contemplates, diversified portfolios are likely to be 7-14% smaller by 2050.4

State Street’s stewardship policies are simply not designed to protect its own clients from the portfolio-wide damage companies create.

3.	State Street’s competitors do act to protect clients from the conflicts created by systemic threats.

State Street’s competitors do not all share its level of disregard for the impact portfolio companies have on their own diversified clients, as shown by their proxy voting and policies. For example, State Street’s policy on climate focuses on how companies will be affected by climate change, rather than the impact those companies’ emissions will have on the climate and other companies. In contrast, other large asset managers (including BlackRock, Legal & General Investment Management (“LGIM”), Wellington Management, and Amundi Asset Management) have established policies to vote proxies with an absolute goal of limiting global temperature increases;5 such a goal is necessary (if not sufficient) to put clients’ interests before those of individual companies.

More generally, the 2022 AFL-CIO Key Vote Survey6 on 28 votes on environmental, social, and governance matters demonstrates that State Street’s philosophy of stewardship favors companies over diversified shareholders. On the key matters surveyed, LGIM and Amundi only voted with company management 4% of the time, while State Street supported management in 72% of votes. Because corporate executives have incentives to favor their own companies over broad systemic health, this stark difference in voting records demonstrates that, compared to some competitors, State Street is more influenced by individual company financial results than by systemic health.

The report the Proposal requests should address this gap between State Street and its competitors.

_____________________________

3 https://www.ssga.com/library-content/products/esg/driving-action-on-climate-change.pdf

4 https://theshareholdercommons.com/wp-content/uploads/2022/09/Climate-Change-Case-Study-FINAL.pdf

5 https://www.majorityaction.us/climate-in-the-boardroom-2022

6 https://aflcio.org/sites/default/files/2023-01/2022_AFL-CIO_Key_Votes_Survey_Report.pdf

3

B.	The Proposal

The Proposal simply asks the Company to study the question of whether its clients would be better served if State Street were to use its power as a shareholder to mediate the conflict between companies that improve profits at all costs and clients who rely on a healthy economy to buoy their diverse investments.

Specifically, the proposal asks the shareholders to approve the following resolution:

Resolved: Shareholders request the board of State Street Corporation (Company) commission and disclose a report on:

1.	Conflict of interest between executives of portfolio corporations and Company clients, whose investments could benefit from reductions in the social and environmental costs those corporations externalize,

2.	Whether Company stewardship practices could better account for this conflict, and

3.	Actions the Company could take to address this conflict, including:

a.	Assessing systemic impacts on diversified portfolios;

b.	Soliciting input from clients;

c.	Initiatives to modify executive incentives; and

d.	Adopting voting policies that account for portfolio impacts of externalized costs.

Such a report could investigate whether there were certain guardrails within which companies should operate to protect social and environmental systems and thus the economy overall. The report could examine whether such guardrails would protect diversified clients. In particular, the report could forthrightly address the tensions created when staying within such guardrails might reduce returns at individual companies, and what stewardship actions would be most beneficial to State Street clients when that conflict exists. Right now, the Company’s policies dictate that it let companies ignore such economy-enhancing guardrails in order to maximize profits, regardless of the risks imposed on its clients.

C.	The State Street Board recommends a vote against the Proposal, relying on a false claim that it cannot try to protect its clients without violating its duties to them

State Street’s statement in opposition to the Proposal (the “Opposition Statement”) begins with a claim that stewardship directed at preserving the critical systems on which its clients rely would “generally” breach their duties:

[W]e believe potential changes identified in the course of preparing such a report would generally be inconsistent with our fiduciary obligations…

4

This is telling: the “changes identified” in the requested report would be changes to State Street’s stewardship practices designed to increase client wealth by ending corporate practices that damage other companies—that is the gist of the Proposal. But how can trying to increase client wealth be a breach of fiduciary duties? Here is how the Opposition Statement tries to thread the non-existent eye of that needle:

[W]e believe the proposal is premised on an assumption that it would be permissible for SSGA [i.e., State Street] to conduct those engagement and voting activities with a goal of improving “the value of the overall economy” by “stewarding companies away from practices that degrade the global commons.”

This assumption fundamentally conflicts with SSGA’s obligations as a fiduciary, to the extent it suggests SSGA can or should, in its engagement and voting activities on behalf of clients, place the interests of the “global commons” before the interests of clients in the specific investments those clients have made…

This is an odd claim for State Street—which manages $4 trillion in assets for clients who presumably prefer higher returns—to make. It seems to say that State Street prioritizes the returns of individual companies in client portfolios (“the interests of clients in… specific investments”) over the interests of the clients themselves in improving the return of their entire portfolio by seeing the economy perform better. How can they make such an upside-down claim? The answer comes in the next sentence, which simply assumes, without explanation, that addressing the conflict would be too risky:

[U]rging portfolio companies to act in ways that are harmful to their individual economic performance, potentially causing economic harm to clients, in the hope that such actions would improve the “global commons” which may, in turn, positively influence the “broader economy” and then, perhaps, indirectly benefit clients in the future would prioritize excessive risk-taking over a more disciplined approach to social and environmental practice initiatives, in direct conflict with SSGA’s fiduciary obligation to put its clients’ best interests first.

It is important to note that the Opposition Statement blatantly mischaracterizes the Proposal by stating that it seeks to have State Street act in the “hope” that its actions will “perhaps, indirectly” benefit clients. The Proposal says no such thing: it asks for a report. It certainly does not suggest action based on “hope” or what “perhaps” may happen. If the report were to lead the Company to make decisions that accounted for individual company impacts on the diversified portfolios of State Street clients, we would expect such decisions to be based on the diligence it performs as an asset manager and its best analysis of future outcomes for its clients, just as with current ESG activities intended to improve the performance of individual companies.

More fundamentally, however, by making this unsupported factual claim, State Street is implicitly recognizing that it has a duty to protect client interests, even if doing so might mean pushing some companies to make less money. But while recognizing that obligation, it has just declared—with no evidence—that doing so creates risks that are “excessive.”

5

Ultimately, State Street’s entire argument against the Proposal relies on this conclusory assertion that defies common sense. Do the personnel at State Street really believe—without investigation—that the risk of ensuring that companies in its portfolios do not contribute to systemic threats never outweighs the risk to individual companies of doing so? How can they make a blanket determination that they should never steward a company to stop externalizing costs, no matter how severely those costs threaten clients’ diversified portfolios?

Indeed, in the case of the funds State Street manages that are subject to ERISA—the federal law governing private pensions—such a blanket policy would appear to be untenable, because the relevant regulations prohibit proxy voting policies that do not allow for consideration of the impact a vote will have on the investment performance of a portfolio as a whole:

No proxy voting policies adopted pursuant to paragraph (d)(3)(i) of this section shall preclude submitting a proxy vote when the fiduciary prudently determines that the matter being voted upon is expected to have a significant effect on the value of the investment or the investment performance of the plan’s portfolio (or investment performance of assets under management in the case of an investment manager).7

It is exactly this portfolio-level performance consideration that State Street’s proxy voting policy precludes. The assertion upon which the entire Opposition Statement is built does not just defy common sense; it defies the growing body of evidence showing the need for exactly the type of system stewardship the Proposal contemplates. The next section reviews this evidence that State Street is choosing to ignore.

D.	State Street’s clients would benefit if it stopped prioritizing the financial value of individual portfolio companies

1. Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.8 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.9

This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans (included among State Street clients) to “diversify[] the investments of the plan.”10 Similar principles govern other investment fiduciaries.11 The late John Bogle—founder of Vanguard, another large asset manager—summarized the wisdom of a diversified investment strategy: “Don’t look for the needle in the haystack; instead, buy the haystack.”12 And, of course, many of State Street’s funds are themselves broadly diversified, offering its clients an opportunity to take advantage of portfolio theory.

_____________________________

7 29 CFR Section 2550.404a-1. (emphasis added)

8 See generally, Burton G. Malkiel, A Random Walk Down Wall Street (2015).

9 Id.

10 29 USC Section 404(a)(1)(C).

11 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

12 John C. Bogle, The Little Book of Common Sense Investing: The Only Way to Guarantee Your Fair Share of the Stock Market, 86 (2007).

6

2. The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Consequently, many State Street clients are largely diversified at the level of their entire portfolios. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”).

In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not that of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”13 As shown in the next section, the social and environmental impacts of individual companies can have a significant effect on beta.

3. Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy the companies in the market represent.14 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the economy’s intrinsic value. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.15

But the social and environmental costs created by companies pursuing profits can burden the economy. For example, if increases in atmospheric carbon concentration stay on the current trajectory, rather than aligning with the Paris Agreement, GDP could be 7-14 percent lower by 2050.16 More recently, the staff of the International Monetary Fund estimated the difference between an efficient response to COVID-19 and an inefficient one could create a $9 trillion swing in GDP.17 Contributions to inequality also reduce GDP over time.18

_____________________________

13 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money (2016).

14 Principles for Responsible Investment & UNEP Finance Initiative, Universal Ownership: Why Environmental Externalities Matter to Institutional Investors, Appendix IV, https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

15 See, e.g., https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm (total market capitalization to GDP “is probably the best single measure of where valuations stand at any given moment”).

16 See n.4, supra.

17 Ruchir Agarwal and Gita Gopinath, A Proposal to End the COVID-19 Pandemic, IMF Staff Discussion Note (May 2021), available at https://www.imf.org/en/Publications/Staff-Discussion-Notes/Issues/2021/05/19/A-Proposal-to-End-the-COVID-19-Pandemic-460263.

18 Dana Peterson and Catherine Mann, Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S. (2020) (closing racial gaps could lead to $5 trillion in additional GDP over five years) available at https://ir.citi.com/%2FPRxPvgNWu319AU1ajGf%2BsKbjJjBJSaTOSdw2DF4xynPwFB8a2jV1FaA3Idy7vY59bOtN2lxVQM%3D; Inequality is Slowing U.S. Economic Growth, Economic Policy Institute (December 12, 2017) (Inequality reduces demand by 2-4% annually) available at https://www.epi.org/publication/secular-stagnation).

7

The acts of individual companies (including those in State Street portfolios) affect whether the economy will bear these costs: if such companies increase their own bottom line by emitting extra carbon, refusing to share technology that will slow pandemics, or contributing to inequality, the profits earned for their shareholders may be inconsequential in comparison to the added costs the economy bears. State Street has arbitrarily decided that addressing these costs would constitute “excessive risk taking,” but that simply ignoring the problem constitutes a “disciplined approach.”

This decision flies in the face of the evidence. Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm stakeholders, society, and the environment.19 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.20 This cost was more than 50 percent of the profits those companies reported.

When the economy suffers from these negative externalities, so do diversified shareholders. Thus, through impact on beta, diversified shareholders internalize social and environmental costs that individual companies can profitably externalize, as shown in Figure 1.

_____________________________

19 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics 10 (2011) (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

20 Andrew Howard, SustainEx: Examining the social value of corporate activities, (Schroders 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

8

Figure 1

When State Street portfolio companies externalize costs, they are making a trade that will affect the Company’s clients. For example, if a portfolio company saves costs with cheaper, carbon-intense energy, it is trading away climate mitigation (which supports the economy’s intrinsic value) in exchange for more internal profit at the individual company. While this trade might financially benefit a shareholder with shares only in that company, it harms State Street’s diversified clients (and its own diversified funds) by threatening beta. Yet State Street has refused even to consider a policy to steward companies with a goal of aligning the economy with the carbon-reduction targets the Paris Agreement contemplates. We believe it is this refusal that constitutes “excessive risk-taking.”

9

By turning a blind eye to portfolio effects, State Street is not being “disciplined”: it is simply ignoring the significant systemic risks its diversified clients bear. For these investors, the systemic impacts a company has on beta swamp the significance of alpha:

It is not that alpha does not matter to an investor (although investors only want positive alpha, which is impossible on a total market basis), but that the impact of the market return driven by systematic risk swamps virtually any possible scenario created by skillful analysis or trading or portfolio construction.21

4.	The relationship between beta and diversified portfolio performance demands attention from State Street

For all the reasons discussed in the prior sections, diversified investors need protection from their own portfolio companies that externalize social and environmental costs. Diversified investors internalize many of the collective costs of such externalities (more than $2 trillion from listed companies in 2018 according to the Schroders report cited above22) because they degrade the systems upon which economic growth and corporate financial returns depend.

PRI, an investor initiative to which State Street is a signatory and the members or which have $120 trillion in assets under management, recognizes this need. It recently issued a report (the “PRI Report”) highlighting corporate practices that can boost individual company returns while threatening diversified investors, including:

A company strengthening its position by externalising costs onto others. The net result for the [diversified] investor can be negative when the costs across the rest of the portfolio (or market/economy) outweigh the gains to the company…23

Because investors vote on directors and other matters, they have the power and responsibility to steward companies away from such practices. PRI went on to describe the investor action necessary to manage social and environmental systems:

Systemic issues require a deliberate focus on and prioritisation of outcomes at the economy or society-wide scale. This means stewardship that is less focused on the risks and returns of individual holdings, and more on addressing systemic or ‘beta’ issues such as climate change and corruption. It means prioritising the long-term, absolute returns for universal [i.e., long-term, broadly diversified] owners, including real-term financial and welfare outcomes for beneficiaries more broadly.24

_____________________________

21 Jon Lukomnik & James P. Hawley, Moving beyond Modern Portfolio Theory: Investing that Matters, Chapter 5, Routledge (April 30 2021) (emphasis added).

22 Supra, n.19.

23 Active Ownership 2.0: The Evolution Stewardship Urgently Needs, PRI (2019) (emphasis added), available at https://www.unpri.org/download?ac=9721. See also Addressing Climate as a Systemic Risk: A call to action for U.S. financial regulators, Ceres (June 1, 2020), available at https://www.ceres.org/resources/reports/addressing-climate-systemic-risk. (“The SEC should make clear that consideration of material environmental, social and governance (ESG) risk factors, such as climate change, to portfolio value is consistent with investor fiduciary duty.”) Ceres is a non-profit organization with a network of investors with more than $29 trillion under management.

24 Supra, n.17 (emphasis added).

10

This is the reprioritization the Proposal seeks to explore. Moreover, State Street’s fiduciary duties likely require such refocusing of stewardship efforts. A recent report, A Legal Framework for Impact, explores fiduciary duty in eleven jurisdictions, including the United States, and explains the risks that externalized costs pose to portfolios:

System-wide risks are the sort of risks that cannot be mitigated simply by diversifying the investments in a portfolio. They threaten the functioning of the economic, financial and wider systems on which investment performance relies. If risks of this sort materialised, they would therefore damage the performance of a portfolio as a whole and all portfolios exposed to those systems.25

Legal Framework goes on to suggest that alpha-oriented strategies (e.g., the strategies State Street says it uses exclusively) are of limited value to diversified shareholders, and that beta focus is the best way for investors to improve performance:

The more diversified a portfolio, the less logical it may be to engage in stewardship to secure enterprise specific value protection or enhancement. Diversification is specifically intended to minimise idiosyncratic impacts on portfolio performance…

Yet diversified portfolios remain exposed to nondiversifiable risks, for example where declining environmental or social sustainability undermines the performance of whole markets or sectors… Indeed, for investors who are likely to hold diversified portfolios in the long-term, the question is particularly pressing since these are likely to be the main ways in which they may be able to make a difference.26

A Columbia Law professor says failing to focus on portfolio effects means failing to maximize returns:

But engagements aimed at reducing systematic risk do not run afoul of the “exclusive benefit” criterion [i.e., the rule that fiduciaries must protect their beneficiaries]; rather they are in service to it. Indeed, pension fund managers who are not thinking about the systematic dimension in their engagements are falling short of the objective of maximizing risk-adjusted returns.27

Recall that the crux of the Opposition Statement is State Street’s unsupported assertion that addressing the cost of corporate externalities is riskier than simply accepting those costs. Yet the message of authorities such as the PRI Report, the Legal Framework for Impact, and Systematic Stewardship is just the opposite: corporate externalities are a key risk investors must address in order to maximize financial returns.

_____________________________

25 Freshfields Bruckhaus Deringer, A Legal Framework for Impact: Sustainability Impact in Investor Decision-Making (2021), available at https://www.freshfields.us/4a199a/globalassets/our-thinking/campaigns/legal-framework-for-impact/a-legal-framework-for-impact.pdf (emphasis added).

26 Id. (emphasis added).

27 Jeffrey N. Gordon, Systemic Stewardship, 47 J. Corp. L. 627 (2022). Available at: https://scholarship.law.columbia.edu/faculty_scholarship/3799.

11

The message is clear: to protect their clients, fiduciaries such as State Street must exercise their governance rights and other prerogatives to protect themselves and their clients from individual companies that threaten beta.

*                             *                             *                             *                             *

Nothing in the Opposition Statement reflects any intent on the part of the Board or Company management to engage with the serious issue of portfolio companies that profit from creating systemic risk, despite the breadth and depth of the literature supporting system stewardship as central to investor return. The Opposition Statement simply confirms that State Street intends to continue to operate under the mistaken assumption that all its stewardship efforts must focus solely on maximizing individual company value, no matter how harmful that stance may be for its clients.

The requested report will help shareholders better understand the deep problem with this restriction, and perhaps help the Board and management to see that State Street, its clients, and its shareholders would be better off without it.

E.	Why you should vote “FOR” the Proposal

Voting “FOR” the Proposal will show that shareholders want to understand whether State Street is putting its clients’ diversified portfolios at risk by refusing to address the conflict of interest created by portfolio companies that externalize costs to increase profits.

Additionally:

•	State Street’s focus on maximizing individual company value not only threatens the diversified portfolios of its clients, but also the diversified portfolios of its shareholders, who also rely on healthy social and environmental systems to support their investments over the long term.

•	State Street’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as State Street’s diversified shareholders.

•	The Proposal only asks for an analysis, not a change in practice. Any trade-offs of economy-wide risk for narrow company financial gain must be explained, so that shareholders can reach informed views about State Street’s balance between promoting individual company financial return and maintaining the economic health that supports diversified portfolios.

Conclusion

Vote “FOR” Item 6

12

By voting “FOR” Item 6, shareholders can urge State Street to report on whether its stewardship policies threaten diversified clients’ returns. Such a report will aid the State Street Board and management to authentically serve clients’ needs while preventing the dangerous implications of a narrow focus on individual company financial return.

The Shareholder Commons urges you to vote FOR Item 6 on the proxy, the Shareholder Proposal requesting a report on conflicts of interests and cost externalization at the State Street Inc. Annual Meeting on May 6, 2023.

For questions regarding the State Street Inc. Proposal submitted by James McRitchie, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.

TO VOTE YOUR PROXY FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

13